Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Enact Holdings, Inc.:
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 23, 2021, except for Notes 15 and 16 as to which the date is May 3, 2021, with respect to the consolidated balance sheets of Enact Holdings, Inc. (formerly Genworth Mortgage Holdings, Inc.) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes and financial statement schedules I to II, incorporated herein by reference.

/s/ KPMG LLP

Raleigh, North Carolina
September 15, 2021